Filed by Carolina Power & Light Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company: Carolina Power & Light Company
                                                   Commission File No. 001-03382



On March 31, 2000, Carolina Power & Light Company mailed its 1999 Annual Report to Shareholders. The Annual Report included the following statements and letter to shareholders.

CP&L 1999 ANNUAL REPORT




A word about our future:

---------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
---------------------------------------------------------------------------------------------------
                                                                             FISCAL YEAR ENDED
Dollars in thousands except per share data                             ----------------------------
-------------------------------------------------------------          December 31      December 31
                                                                           1999             1998
                                                                        ----------       ----------
Consolidated Financial Data
Operating revenues                                                      $3,357,615       $3,191,668
Net income                                                                 382,255          399,238
Return on average common stock equity (percent)                              11.89            13.82
---------------------------------------------------------------------------------------------------
Operating Data
Energy sales (millions of kWh)                                              54,759           54,476
System peak demand (thousands of kW)                                        10,948           10,529

Natural gas sales (thousands of dt)                                         27,564                -
---------------------------------------------------------------------------------------------------
Common Stock Data
Basic earnings per common share                                       $       2.56     $       2.75
Diluted earnings per common share                                             2.55             2.75
Dividends paid per common share                                               2.00             1.94
Book value per common share                                                  22.31            20.47
Market value per common share (closing)                                    30 7/16          47 1/16
---------------------------------------------------------------------------------------------------
Average common shares outstanding (thousands)                              148,344          143,941
---------------------------------------------------------------------------------------------------
Employee Data
Number of employees at year end                                              7,827            7,227
---------------------------------------------------------------------------------------------------

A few words about our future..........p2
Letter to shareholders................p8
Business review......................p10
Financial review.....................p15

Energy

At CP&L, it's not just about power anymore. It's about energy. Energy to grow aggressively and successfully in the face of increasing competition. Energy to expand our customer base. To acquire new businesses and develop new customer solutions. Energy to drive our company forward.

In 1997, CP&L set out to create a bold new energy presence in the Southeast. We launched our vision for the future - a five-year strategic growth plan designed to transform CP&L from a traditional power-based utility into a super-regional energy provider. Today, we are turning that vision into reality. We are moving faster. And smarter. We are changing the face of CP&L, integrating energy into every facet of our company. What does all of that mean? Turn the page.

[PHOTO OF MARINES AT CAMP LEJEUNE, NORTH CAROLINA ON A MORNING RUN APPEARS HERE] [GRAPHIC OF LETTER E APPEARS HERE]

NEW ENERGY At CP&L, our strategy is propelling us beyond electric power - creating opportunities to serve new customers with new forms of energy. A case in point: our acquisition of North Carolina Natural Gas Corporation (NCNG). It marks a significant step in our transition from power company to full-service energy provider. Through NCNG, we serve an existing base of about 178,000 gas customers in south central and eastern North Carolina. But we're not stopping there. We're building additional transmission and distribution lines to serve many first-time customers throughout the state. Customers like Camp Lejeune, near Jacksonville, NC. Now, in addition to coal and oil, the Marine Corps base can burn cost-effective natural gas. Something to salute.

[GRAPHIC OF GAS FLAME APPEARS HERE]

Natural gas from NCNG breathes fire into CP&L's 10-year expansion strategy for gas-fired power plants.

[PHOTO OF BILTMORE ESTATE, ASHEVILLE, NC APPEARS HERE]
[GRAPHIC OF LETTER N APPEARS HERE]


THE POWER TO DO MORE We're expanding in new directions. But we continue to build on our existing solid foundation - the generation, transmission and distribution of electricity. It is the bedrock of CP&L. During 1999, we added substantially to that foundation, increasing our generating capacity. Currently, construction is under way on a number of cleaner-burning, natural gas-fired power plants in North Carolina, including peaking plants in Richmond and Rowan counties and four new gas units in Wayne County at the Lee Plant site. In all, CP&L plans to add approximately 4,000 megawatts of natural gas-fired capacity by the end of 2002. Part of that includes two new gas-peaking units in Asheville, NC, one of which went on line in 1999. We've also completed the initial phase of our first power plant outside the Carolinas - in Georgia. A bright strategy.


[GRAPHIC OF LIGHTBULB APPEARS HERE]

Wholesale demand for peaking power in the Southeast is expected to grow to 28,000 MW by 2002.
                                                                               3

[PHOTO OF AMUSEMENT RIDE AT A FLORIDA ATTRACTION APPEARS HERE]
[GRAPHIC OF LETTER E APPEARS HERE]

A BIG STEP How do you double your size overnight? Develop a sound strategic plan and execute it well. In CP&L's case, the plan was simple: establish a sustainable competitive advantage in the Southeast. In other words, expand the company. On August 23, 1999, CP&L did just that, announcing the most significant transaction in our 91-year history - the acquisition of Florida Progress Corporation (FPC). It's a good fit, one that promises considerable operating efficiencies and a platform for growth. When complete, the acquisition will add more than 8,000 megawatts in generating assets to CP&L and double our customer base. Best of all, it will put us in the fast-growing Florida marketplace. Ready for action.

[GRAPHIC OF SUN APPEARS HERE]

The FPC acquisition will result in a more balanced customer base - with residential users rising to 42 percent.

[PHOTO OF THE NORTH CAROLINA AQUARIUM AT PINE KNOLL SHORES, ATLANTIC BEACH, NC APPEARS HERE]
[GRAPHIC OF LETTER R APPEARS HERE]

THE RIGHT BALANCE Natural gas. Coal. Fuel oil. Nuclear energy. Hydro. While we generate power with all these resources, we continually seek ways to do it more efficiently and responsibly. That includes lowering nitrogen oxide (NOx) emissions. Since 1995, CP&L's power plant NOx emission rate has been cut nearly in half. And we're taking a leadership position on developing new means of reducing emissions even more. By piloting a new Russian technology that promises reductions beyond those that have already been achieved. And our mix of generation resources is changing. We've announced plans for a new natural gas pipeline to accommodate our expanding use of cleaner-burning gas. With the completion of the FPC acquisition, natural gas and nuclear generation will together account for approximately 58 percent of the combined company's generation. Powerful news.

[GRAPHIC OF ATOM SYMBOL APPEARS HERE]

Since 1995, CP&L has invested more than $175 million in clean-air technologies.

[PHOTO OF DISPATCHERS AT THE CP&L CUSTOMER SERVICE CENTER APPEARS HERE] [GRAPHIC OF LETTER G APPEARS HERE]

FIRST TO RESPOND Hurricanes, heat waves, floods...or just a power bill question. Whatever the challenge, CP&L has the people, systems and experience to resolve it. Four million customer calls a year flow through CP&L's advanced Customer Service Center. Our outage analysis system lets us react swiftly to customer outages. Our new Online Account Access service gives customers instant access to account information. CP&L's storm response impressed customers and the industry alike. Just two weeks after Hurricane Dennis drenched North Carolina, CP&L crews were again out in force, this time repairing damage from Hurricane Floyd. Despite record flooding, CP&L took only 48 hours to restore power to 80 percent of the more than half a million customers affected by the storm. And in four days, electricity flowed to all CP&L customers capable of receiving it. An illuminating story.

[GRAPHIC OF HURRICANE SYMBOL APPEARS HERE]

CP&L is a two-time winner of the Edison Electric Institute's Emergency Response Award.

[PHOTO OF BASKETBALL GAME AT THE RALEIGH ENTERTAINMENT AND SPORTS ARENA APPEARS HERE]
[GRAPHIC OF LETTER Y APPEARS HERE]

ENERGIZED FOR TOMORROW At CP&L, we're not about to rest. We are surrounded by new opportunities, in a marketplace that is growing at an accelerated pace. CP&L will grow, also - by continuing to execute our generation and gas expansion strategies whenever appropriate. And by finding creative ways to reduce costs while serving an expanding customer base. Our focus now is on the integration of CP&L and Florida Progress. And on achieving and retaining significant synergies as a result of that integration. CP&L shareholders overwhelmingly approved the formation of a holding company. The transaction must be approved by certain regulatory agencies before it can be completed. This new company structure will pave the way for our future and enable us to move quickly to seize opportunities, especially on the fast-growing, non-regulated side. Zoom.

[GRAPHIC OF INFINITY SYMBOL APPEARS HERE]

Brand loyalty and customer loyalty are the two key factors of CP&L's retention strategy.

                                     Energy =
                                  Opportunity

DEAR FELLOW SHAREHOLDERS:

At CP&L, we do more than talk about the future - we aggressively pursue it. In 1999, we executed a strategy for growth that took our company precisely where we planned - to new sources of energy, new customers, new markets and new levels of performance.


MOVING SWIFTLY INTO ENERGY CP&L is not the same company it was a year ago. For one thing, we are growing - building on our strong foundation of generation, transmission and distribution expertise. But more importantly, we are changing. We are transforming CP&L from a company focused on power to one brimming with energy. In the process, we have reshaped our business model to take advantage of new opportunities in the marketplace.

The 1999 acquisition of North Carolina Natural Gas Corporation was one such opportunity. It moved us from power to energy. But it also became a catalyst for economic development in eastern North Carolina, allowing us to expand our presence there for both natural gas and electric power. Gas service to Camp Lejeune, to nearby Jacksonville, NC, and to the counties of Duplin and Onslow was established in October. Service to northeastern North Carolina's Martin and Bertie counties is also nearing completion. And our most ambitious gas-related endeavor, the 850-mile transmission and distribution system being proposed by CP&L and the Albemarle-Pamlico Economic Development Corporation, is awaiting state approval for bond funds to complete the nearly $200 million project.

MEASURING OUR PERFORMANCE Sales continued their upward trend in 1999, though not as much as we had anticipated. Total energy sales for CP&L were up 0.5 percent over 1998. Residential sales rose 1.5 percent and commercial sales rose 3.8 percent. We finished the year financially strong - with operation and maintenance costs significantly under budget. That said, let's look at the conditions that affected our business in 1999. Weather-wise, it was quite a challenging year, with two hurricanes, massive flooding and more moderate temperatures year round. Compounding that was a 2.9 percent drop in industrial sales, reflecting a decline in customer demand. As a result of these factors, total earnings decreased by 4.3 percent. While that contributed to the sharp decline in our stock price, to put it in proper context, the industry itself declined in 1999. The Standard & Poor's Electric Utility Index, a measure of shareholder return, was down more than 19 percent for the year. Notwithstanding our downturn in 1999, it should be noted that CP&L has outperformed that same index for six of the past eight years. So where are we going? Exactly where we said we would back in 1997. Our strategy and vision are for the long term. The goals we set for growth are very much on track. And our commitment to achieving them and building value for our shareholders is stronger than ever.

EXPANDING OUR HORIZONS Since 1997, CP&L's strategic focus has been on growth. Our vision: to become a super-regional energy provider for the Southeast. In 1999, we took a major step toward implementing that strategy with a bold, well-timed move: an agreement to acquire Florida Progress Corporation. Today, we are hard at work combining the two companies, with approval of the merger expected in the fall. When that happens, we will have effectively doubled the size of CP&L. In the meantime, we continue to quantify the profusion of operational and financial synergies - tangible proof that this acquisition adds not only size, but tremendous value.

Our growth strategy in 1999 encompassed more than just acquisitions, however. New gas-fired electric turbines came on line in 1999, and more are being built. As a result, we are marketing our increased generating capacity throughout the Southeast. Our telecommunications subsidiary, Interpath, nearly doubled its revenue in 1999, and efforts are under way to maximize the value of Interpath to our shareholders.

FOCUSING ON OUR FUTURE As a company, we recognize that there will always be new challenges ahead. To better meet them, we are restructuring CP&L corporately, by creating a new holding company. This will provide the flexibility and speed we need to act swiftly and decisively in the face of opportunities or obstacles. It will give us the freedom to make the best use of the innovations and ambitions our culture nurtures.

This will be a busy year for CP&L. The integration of Florida Progress, the realization of cost synergies, continuing legislative activities regarding potential deregulation in the Carolinas, and operating in concert with a clean environment - all are critical priorities for us. But they are no more critical than our tight focus on operating performance and customer service. We will not sacrifice one for the other as we go forward. We will continue to guide CP&L in the best interests of our shareholders, employees and customers.

CREATING A BETTER COMPANY The practice of recognizing an individual's value within CP&L's work environment is becoming a strong part of our culture and, no doubt, had a great deal to do with our being named one of the top five places to work in North Carolina. The ranking was earned among a field of companies that included several recognized as national leaders in their industry sectors.

[PHOTO APPEARS HERE OF WILLIAM CAVANAUGH III]

Speaking of culture, ours grows stronger every day. It is the engine of our growth, fueled by CP&L's four key attributes - knowledge, foresight, service and diversity.

A CLOSING TRIBUTE In May 1999, Sherwood H. Smith, Jr. retired as CP&L chairman, after a career with this company that spanned three decades, including 19 years as chairman. His clear vision, unquestioned integrity and bold leadership have much to do with the story being told within these pages and with the promise that lies beyond. From all of us at CP&L, we offer him our heartfelt thanks.

Before I close, there is one more thank you in order. This one to the dedicated employees of CP&L - for the courage you've shown in the face of the storm, for your tireless efforts and for the valuable contribution you've made to our company's future.

/S/William Cavanaugh III
WILLIAM CAVANAUGH III
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

[PHOTO OF LINEMAN ON A POLE APPEARS HERE]

                           Energy Supply & Delivery:
                            Building on Our Strengths



1999 - KEY EVENTS

JANUARY: Ranked among top five places to work in North Carolina

APRIL: Announced agreement with Sears to provide asset and facilities management services

JULY: Completed acquisition of North Carolina Natural Gas Corporation

AUGUST: Announced intention to acquire Florida Progress Corporation

SEPTEMBER: Battled two hurricanes over three weeks (Dennis and Floyd)

OCTOBER: Obtained CP&L shareholder approval of conversion to holding company structure

NOVEMBER: Received certificates to build gas-fired plants in Rowan and Richmond counties in North Carolina

DECEMBER: Announced new natural gas pipeline plan to serve Richmond County plant

MOVING CLOSER TO OUR CUSTOMERS At CP&L, building strong relationships with our customers is not just a focus - it's what we do. Twenty-four hours a day. Seven days a week. We provide an enhanced level of service to all our users, whether residential, commercial, industrial or wholesale. But getting closer to these groups in a marketplace as diverse as ours can be challenging. In 1998, we reshaped CP&L into business units. The results are greater entrepreneurial thinking and the enhanced ability to meet or exceed customer expectations in specific markets.

GENERATING NEW RECORDS The Energy Supply business unit produces and markets bulk electric energy for CP&L.

During 1999, CP&L sold 54.8 billion kWh, an increase of 283 million kWh over 1998. This reflects four peak demand records for electric power set in an otherwise moderate summer. Our three nuclear plants contributed significantly to meeting that demand (40 percent of CP&L's total generation in 1999) and, in the process, set their own generation record (the sixth year running). Adding to that, the Robinson nuclear plant set another impressive record, this time for the shortest refueling outage in company history.


            [PIE GRAPH APPEARS HERE WITH THE FOLLOWING PLOT POINTS]

 1% HYDRO
21% NUCLEAR
41% COAL
37% GAS/OIL

The Florida Progress acquisition, when finalized, will reshape CP&L's generation mix - creating a more balanced portfolio of fuel sources.

EXPANDING OUR CAPABILITIES As part of CP&L's strategy for growth, we continue to expand our diverse energy portfolio with additions at our Asheville and Lee plant sites, and new plants in Rowan and Richmond counties in North Carolina and in Monroe, GA. Those generation additions have been instrumental in developing new wholesale customers, like the Municipal Electric Authority of Georgia, and expanding existing ones, like Santee Cooper in South Carolina and the North Carolina Electric Membership Corporation. CP&L has been competing in wholesale markets and winning business for a long time. In fact, since 1996, CP&L has added 960 megawatts in new wholesale capacity contracts, putting us on target to meet our goal of adding 2,000 megawatts in wholesale capacity contracts by the end of 2001. Lights on.

[BAR GRAPH DEPICTING THE INCREASE IN THE NUMBER OF CP&L CUSTOMERS OVER THE PAST FIVE YEARS APPEARS HERE]

     Year                Number of Customers
     ----                -------------------
     1995                     1,086,767
     1996                     1,120,721
     1997                     1,153,106
     1998                     1,182,834
     1999                     1,212,593


CP&L's customer base has grown steadily over the past five years, reflecting the vitality of the Southeast.

STRENGTHENING OUR FOUNDATION To ensure we'll have the natural gas we need to continue expanding generation capacity in the future, CP&L is unfolding an aggressive gas pipeline strategy. CP&L has announced that its subsidiary, North Carolina Natural Gas Corporation, plans to build an 82-mile, 30-inch-diameter natural gas pipeline between Iredell and Richmond counties in North Carolina to serve CP&L's gas-fired electric power plant, which is under construction in the eastern part of the state. In addition, in partnership with the Albemarle-Pamlico Economic Development Corporation (APEC), CP&L has announced its intention to build an 850-mile natural gas transmission and distribution system to bring natural gas to 14 currently unserved counties in eastern North Carolina. CP&L and APEC have filed a joint request with the North Carolina Utilities Commission for $186 million in state bonds to fund the project.

DELIVERING MORE VALUE Energy Delivery does what its name implies. It takes the energy generated by Energy Supply and delivers it to CP&L customers. This business unit encompasses everything from transmission and distribution to CP&L's state-of-the-art Customer Service Center. Its focus is on reducing costs and maximizing reliability, two things it does extremely well. Since 1997, "customer minutes out", our measure of reliable service, has improved by 28 percent. Our Customer Service Center also scored in the top quartile of J.D. Power and Associates' recent customer satisfaction survey in the utility industry. Our advanced technology lets us pinpoint and respond to problems quickly. What's more, it lets us accurately estimate the time of restoration for all outages - an important enhancement to our customer communications program. One that lets us respond proactively to our customers' needs. It's how we develop higher levels of customer satisfaction. A valuable asset, indeed.

[PHOTO OF CP&L BUCKET TRUCK APPEARS HERE]

Since 1997, "customer minutes out", our measure of reliable service, has improved by 28 percent.

[PHOTO OF NATURAL GAS LINE WORKERS APPEARS HERE]

                                  Natural Gas:
                             Expanding Our Horizons




North Carolina Natural Gas Corporation (NCNG), a wholly owned subsidiary of CP&L, provides natural gas, propane and related services to 110 towns and cities and to four municipal gas distribution systems in south central and eastern North Carolina. By acquiring NCNG, CP&L is better positioned to expand energy services throughout the region - increasing the penetration of both gas and electric energy in our service areas. Several distribution pipeline projects are under way to further expand NCNG's large and diverse base of industrial and commercial users. On the residential side, NCNG's customer growth rate is nearly twice the national average. To improve service to these customers, CP&L added new technology at NCNG's Customer Service Center and made it accessible 24 hours a day, seven days a week. We have also made it more convenient for NCNG customers to pay their gas bills, adding dozens of new payment locations, such as grocery stores and retail outlets. Many are open nights and weekends. A handy thing to know.

[BAR GRAPH DEPICTING THE INCREASE IN THE NUMBER OF NCNG CUSTOMERS OVER THE PAST FIVE YEARS APPEARS HERE.]


     Year                Number of Customers
     ----                -------------------
     1995                       151,236
     1996                       159,128
     1997                       168,046
     1998                       173,321
     1999                       178,000

In the last five years, NCNG's customer base has expanded by nearly 24 percent.


                                  Retail Sales
                                   & Services:
                               Focusing on Results



CP&L's Retail Sales & Services business unit provides energy and energy-related products and solutions to targeted commercial, industrial and residential customers - encompassing everything from mass market development to facilities management and building controls. This business unit remains an important part of our business - enhancing our ability to be a total energy supplier. For residential customers, CP&L offers a variety of products, including surge protection, outdoor security lighting and energy-efficient heat pumps. For commercial and industrial users, CP&L offers exterior lighting, power protection services, process technology services and high-voltage services. Total facilities management services are provided through our wholly owned subsidiary, Strategic Resource Solutions Corp. (SRS). SRS delivers energy and facility management software and innovative solutions that empower multi-site clients to integrate and control their energy usage and facility needs with Web-based technology. In 1999, SRS was selected by the San Francisco Unified School District to provide energy and facility improvements, as well as consulting and technology services, for its 139 school campuses, totaling eight million square feet. Projected revenues from the contract are $30.9 million over the length of the project.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
The matters discussed throughout this annual report that are not historical facts are forward-looking and, accordingly, involve estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

Examples of forward-looking statements include, but are not limited to, statements under the following headings in Management's Discussion and Analysis:
1) "Liquidity and Capital Resources" about estimated capital requirements through the year 2002, and 2) "Other Matters" about the effects of new environmental regulations, nuclear decommissioning costs and the effect of electric utility industry restructuring.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Examples of factors that should be considered with respect to any forward-looking statements made throughout this document include, but are not limited to, the following: Governmental policies and regulatory actions (including those of the Federal Energy Regulatory Commission, the Environmental Protection Agency, the Nuclear Regulatory Commission, the Department of Energy, the North Carolina Utilities Commission and the Public Service Commission of South Carolina); general industry trends; operation of nuclear power facilities; availability of nuclear waste storage facilities; nuclear decommissioning costs; changes in the economy of areas served by the Company; legislative and regulatory initiatives that impact the speed and degree of industry restructuring; ability to obtain adequate and timely rate recovery of costs, including potential stranded costs arising from industry restructuring; competition from other energy suppliers; the success of the Company's subsidiaries; weather conditions and catastrophic weather-related damage; market demand for energy; inflation; capital market conditions; the proposed merger with Florida Progress Corporation; unanticipated changes in operating expenses and capital expenditures; and legal and administrative proceedings. All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond the control of the Company. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the effect of each such factor on the Company.

Carolina Power & Light Company
P.O. Box 1551
Raleigh, North Carolina 27602
www.cplc.com

In connection with the share exchange between CP&L Energy and Florida Progress, Carolina Power & Light and Florida Progress have filed with the Securities and Exchange Commission (the "SEC") a preliminary joint proxy statement/prospectus. CP&L Energy will file a Registration Statement on Form S-4 and Florida Progress will file a definitive proxy statement each of which will contain the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress in addition to other relevant documents concerning the share exchange with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Carolina Power & Light and CP&L Energy with the SEC can be obtained by contacting Carolina Power & Light and CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (BT 11B), St. Petersburg, Florida, 33733, telephone: (800) 937-2640. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE SHARE EXCHANGE.

CP&L Energy, its officers, directors, employees and agents may be soliciting proxies from CP&L Energy shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Carolina Power & Light with the SEC on March 6, 2000.

Florida Progress, its officers, directors, employees and agents may be soliciting proxies from Florida Progress shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Florida Progress with the SEC on March 6, 2000.